

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2022

Joshua Mann
Co-Chief Executive Officer and Director
Northern Lights Acquisition Corp.
10 East 53rd Street
Suite 3001
New York, New York 10022

      Re: Northern Lights Acquisition Corp.
            Amendment No. 1 to
            Preliminary Proxy Statement on Schedule 14A
            Filed May 27, 2022
            File No. 001-40524

Dear Mr. Mann:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Amended Preliminary Proxy Statement on Schedule 14A

Our Sponsor, certain members of our Board and our officers may have interests in the Business Combination..., page 75

1.   We note your response to comment 18. Please confirm that the revised disclosure discussing the 2,875,000 Founder Shares provides all of the aggregate dollar amount of what the sponsor and its affiliates have at risk, with additional quantification of the individual components of such amount. Please clarify to us that there are no fees due, loans extended to the blank check company, out-of-pocket expenses awaiting reimbursement, or other financial considerations that are due following completion of the business combination. If there are any such items, please revise the disclosure to include disclosure that quantifies those amounts.

Risk Factors

The ability of the Company's stockholders to exercise redemption rights..., page 82

2. Given the current value of assets in the Trust Account, please clarify at which redemption level the Company would have less than $5,000,001 in the Trust Account such that it would not meet the closing condition in the Purchase Agreement.

Proposal No. 1 - Approval of the Business Combination

Background of the Business Combination, page 119

3. We note your disclosure on page 121 regarding the reasons for the change in valuation from $415 million to $185 million, including the longer ramp-up of the loan program, increased competition and costs associated with running a public company. Please revise the relevant sections, including "Business of Safe Harbor Financial-Our Growth Strategies-Lending" and "Business of Safe Harbor Financial-Competition" to provide balancing disclosure to those sections based on the Sponsor's findings when valuing SHF.

Key Challenges

Regulatory Uncertainty, page 168

4. We note your statement that "post-Business Combination, SHF will not be considered a regulated entity." Please clarify that SHF will not be regulated as a banking entity or credit union, as SHF will still be subject to a range of regulations, including as the wholly-owned subsidiary of an SEC registrant.

Business of Safe Harbor Financial

Our Growth Strategies

Lending, page 174

5. We note your response to comment 21. Please clarify here and under the caption "Our Competitive Strengths - We have a unique cost of capital advantage..." on page 171 that as traditional financial institutions increasingly enter the CRB lending space that your cost-of-capital advantage may be eroded as such institutions have a similarly low cost of capital from deposits.

SHF's Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Reorganization, page 178

6. We note in your description of the Amended and Restated Account Servicing Agreement that "investment income from CRB-related cash and investments (excluding loans) will be shared 25% to PCCU and 75% to SHF". Please clarify what "CRB-related cash and investments" refers to, including whether it is limited to cash and investments that are deposits held at PCCU or whether, in the future, income from deposits held at non-PCCU institutions will have to be shared.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Schroeder at 202-551-3294 or John Spitz at 202-551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Wall at 202-551-4162 or Eric Envall at 202-551-3234 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance